Exhibit E-2

Eidos PLC – Trading Update
RNS Number:2096T
Eidos PLC
19 March 2002

FOR IMMEDIATE RELEASE
19 March 2002

EIDOS PLC: TRADING UPDATE

Since updating shareholders on 12 December 2001 Eidos has released 6 games, including Salt Lake 2002 (PS2 and PC), Mad Dash Racing (exclusive to Xbox) and Herdy Gerdy (PS2). In addition, the company will release a further 5 games before 31 March 2002, including Blood Omen (PS2 in the US), (Xbox in the US) and Deus Ex (PS2 in the US). Revenues from games released in this period have been broadly in line with expectations at that time. However, Hitman 2 (PC), Blood Omen (Xbox in Europe), Championship Manager (Xbox) and Deus Ex (PS2 in Europe) originally scheduled for release during March, will now be released after the 12 months ending 31 March 2002.

Revenues for the year are expected to fall below the company's expectations, at the time it announced interim results in December 2001 of around B£135 million, to just under B£120 million. During the six months to 31 March 2002 the company expects to achieve gross margins in line with management's expectations. The financial impact of the reduction in turnover has been partially offset by the continuing progress in reducing the cost base.

The outturn for the 12 months to 31 March 2002 is expected to be at the lower end of current market forecasts. The balance sheet remains strong, with the current net cash position higher than following the rights issue in July 2001.

Enquiries
Eidos plc	020 8636 3000
Mike McGarvey, Chief Executive

Brunswick	020 7404 5959
Jonathan Glass

This information is provided by RNS
The company news service from the London Stock Exchange

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